EXHIBIT 12.1

Computation of Ratio of Debt to Equity

	Year ended December 31,
Dollars in thousands	2012	2011	2010	2009	2008
Debt	$322,770	$357,779	$380,532	$382,522	$462,650
Equity	216,318	171,504	162,765	162,977	174,946
Debt to equity	1.49	2.09	2.34	2.35	2.64

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